SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements

Filed Pursuant to § 240.13d-1 (a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

    00439T107

(CUSIP Number)

Sankaty Advisors, LLC

111 Huntington Avenue

Boston, MA 02199 617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    02/26/2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES, L.P. EIN No.: 51-0422167
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,759 *
	8.	Shared voting power 0
	9.	Sole dispositive power 2,759*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,759 *
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) .002% **
14.	Type of reporting person PN

*	Represents 189 shares of Common Stock held by Sankaty Credit Opportunities, L.P. (“SCO”) plus warrants convertible into 2,570 shares of Common Stock held by SCO.
**

Percentage is calculated using as the numerator the 189 shares of Common Stock held by SCO plus the 2,570 shares of Common Stock issuable upon conversion of warrants held by SCO and as the denominator,

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125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus the 2,570 shares of Common Stock issuable upon conversion of warrants held by SCO.

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1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES II, L.P. EIN No.: 20-2170582
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 710,280*
	8.	Shared voting power 0
	9.	Sole dispositive power 710,280*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 710,280*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) .57%**
14.	Type of reporting person PN

*	Represents 223,650 shares of Common Stock held by Sankaty Credit Opportunities II, L.P. (“SCO II”) plus warrants convertible into 70,534 shares of Common Stock plus convertible notes convertible into 416,096 shares of Common Stock held by SCO II.

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**	Percentage is calculated using as the numerator the 223,650 shares of Common Stock held by SCO II plus 70,534 shares of Common Stock issuable upon conversion of warrants and 416,096 shares of Common Stock issuable upon conversion of convertible notes held by SCO II and as the denominator, 125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus the 70,534 shares of Common Stock issuable upon conversion of warrants and 416,096 shares of Common Stock issuable upon conversion of convertible notes held by SCO II.

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1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES III, L.P. EIN No.: 20-5805141
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,548,321*
	8.	Shared voting power 0
	9.	Sole dispositive power 11,548,321*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 11,548,321*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.71%**
14.	Type of reporting person PN

*	Represents 3,928,246 shares of Common Stock held by Sankaty Credit Opportunities III, L.P. (“SCO III”) plus warrants convertible into 160,210 shares of Common Stock plus convertible notes convertible into 7,459,865 shares of Common Stock held by the SCO III.

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**	Percentage is calculated using as the numerator the 3,928,246 shares of Common Stock held by SCO III plus 160,210 shares of Common Stock issuable upon conversion of warrants and 7,459,865 shares of Common Stock issuable upon conversion of convertible notes held by SCO III and as the denominator, 125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus the 160,210 shares of Common Stock issuable upon conversion of warrants and 7,459,865 shares of Common Stock issuable upon conversion of convertible notes held by SCO III.

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1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES IV, L.P. EIN No.: 28-1884645
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,304,239 *
	8.	Shared voting power 0
	9.	Sole dispositive power 4,304,239 *
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,304,239 *
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.42%**
14.	Type of reporting person PN

*	Represents 3,606,095 shares of Common Stock held by Sankaty Credit Opportunities IV, L.P. (“SCO IV”) plus warrants convertible into 16,295 shares of Common Stock plus convertible notes convertible into 681,849 shares of Common Stock held by the SCO IV.

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**	Percentage is calculated using as the numerator the 3,606,095 shares of Common Stock held by SCO IV plus 16,295 shares of Common Stock issuable upon conversion of warrants and 681,849 shares of Common Stock issuable upon conversion of convertible notes held by SCO IV and as the denominator, 125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus the 16,295 shares of Common Stock issuable upon conversion of warrants and 681,849 shares of Common Stock issuable upon conversion of convertible notes held by SCO IV.

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1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES (Offshore Master) IV, L.P. EIN No.: 98-0330306
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,547,482*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,547,482*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,547,482*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.41%**
14.	Type of reporting person PN

*	Represents 4,646,391 shares of Common Stock held by Sankaty Credit Opportunities (Offshore Master) IV, L.P. (“SCOM IV”) plus warrants convertible into 21,088 shares of Common Stock plus convertible notes convertible into 880,003 shares of Common Stock held by the SCOM IV.

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**	Percentage is calculated using as the numerator the 4,646,391 shares of Common Stock held by SCOM IV plus 21,088 shares of Common Stock issuable upon conversion of warrants and 880,003 shares of Common Stock issuable upon conversion of convertible notes held by SCOM IV and as the denominator, 125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus the 21,088 shares of Common Stock issuable upon conversion of warrants and 880,003 shares of Common Stock issuable upon conversion of convertible notes held by SCOM IV.

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1.	Name of reporting persons Prospect Funding I, LLC EIN No.: 20-0839945
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,300,914*
	8.	Shared voting power 0
	9.	Sole dispositive power 7,300,914*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,300,914*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 5.63%**
14.	Type of reporting person CO

*	Represents 2,513,433 shares of Common Stock held by Prospect Fund I, LLC (“PFI”) plus convertible notes convertible into 4,787,481 shares of Common Stock held by the PFI.
**

Percentage is calculated using as the numerator the 2,513,433 shares of Common Stock held by PFI plus 4,787,481 shares of Common Stock issuable upon conversion of convertible notes held by PFI and as the

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denominator, 125,000,000 shares of Common Stock which were outstanding as of February 26, 2010 plus 4,787,481 shares of Common Stock issuable upon conversion of convertible notes held by PFI.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share of Accuride Corporation (the “Company”). The Company’s principal executive office is at 7140 Office Circle, Evansville, Indiana 47715.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”), whose sole general partner is Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company (“SCOI”), whose managing member is Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”).

(ii) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company, (“SCOI II”), whose managing member is SCM.

(iii) Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company, (“SCOI III”), whose managing member is SCM.

(iv) Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“SCO IV”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company, (“SCOI IV”), whose managing member is SCM.

(v) Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman Islands exempted limited partnership (“SCOM IV”), whose sole general partner is Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“SCOIO IV”), whose sole general partner is Sankaty Credit Member (Offshore), Ltd., a Cayman Islands incorporated company (“SCMO”).

(vi) Prospect Funding I, LLC, is a Delaware limited liability company (“PF1”), whose sole member is Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PHCP”), whose sole general partner is Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), whose managing member is SCM.

(vii) Mr. Jonathan Lavine is the managing member of SCM and the sole director of SCMO.

(b) The address of the principal business office of the Reporting Persons is 111 Huntington Avenue, Boston, Massachusetts 02199.

(c) The Reporting Persons are principally engaged in the business of the investment in securities.

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(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons were organized under the laws of the State of Delaware and the Cayman Island as mentioned above.

Item 3.	Source and Amount of Funds or Other Consideration

On October 7, 2009, each of SCO II, SCO III, SCO IV, SCOM IV and PFI (together with SCO, collectively, the “Funds”) entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”), and Sankaty Advisors, LLC, as investment manager of the Funds, entered into a Convertible Notes Commitment Agreement (the “Commitment Agreement”), in each case with the Company as part of the Company’s proposed balance sheet restructuring with the ad hoc committee of holders of its 8.5% Senior Subordinated Notes (the “Old Notes”) and the steering committee of senior lenders under its credit agreement.

To complete the proposed restructuring, on October 8, 2009, the Company and its domestic subsidiaries (collectively, the “Debtors”) filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code seeking approval for the proposed plan of reorganization.

On February 18, 2010, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an Order (the “Confirmation Order”) confirming the Debtors’ Third Amended Joint Plan of Reorganization (the “Plan”) under Chapter 11 of the Bankruptcy Code. The Confirmation Order approved and confirmed the Plan, as modified by the Confirmation Order. In connection with the confirmation hearing, prior to entry of the Confirmation Order, the Debtors and all of their constituents reached a settlement to fully resolve their disputes whereby all constituents agreed to support the Plan. The Plan is described in the Company’s Current Report on Form 8-K filed on February 22, 2010.

On February 26, 2010 (the “Effective Date”), the Debtors emerged from Chapter 11 protection, and in connection therewith, all outstanding shares of the Company’s common stock (the “Old Shares”), other equity interests in the Company and the Old Notes were cancelled.

Pursuant to the terms of the Plan, SCO received 189 Shares and warrants (“Warrants”) to purchase 2,570 Shares in exchange for the 4,570 Old Shares held by it.

Pursuant to the terms of the Plan, SCO II received (i) 5,199 Shares and Warrants to purchase 70,534 Shares in exchange for the 125,436 Old Shares held by it, (ii) 218,451 Shares in exchange for the $613,000 in principal amount of the Old Notes held by it and (iii) $312,072 principal amount of the 7.5% Senior Convertible Notes due 2020 (the “Convertible Notes) initially convertible into 416,096 Shares pursuant to its subscription to the Company’s rights offering (the “Rights Offering”) of $140 principal amount of Convertible Notes.

Pursuant to the terms of the Plan, SCO III received (i) 11,810 Shares and Warrants to purchase 160,210 Shares in exchange for the 284,914 Old Shares held by it, (ii) 3,916,436 Shares in exchange for the $10,990,000 in principal amount of Old Notes held by it and (iii) $5,594,900 principal amount of

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Convertible Notes initially convertible into 7,459,865 Shares pursuant to SCO III’s subscription to the Rights Offering.

Pursuant to the terms of the Plan, SCO IV received (i) 1,201 Shares and Warrants to purchase 16,295 Shares in exchange for the 28,978 Old Shares held by it, (ii) 239,120 Shares in exchange for the $671,000 in principal amount of Old Notes held by it, (iii) 3,365,774 Shares as consideration for its agreement to backstop the Rights Offering pursuant to the terms of the Commitment Agreement, and (iv) $511,387 principal amount of Convertible Notes initially convertible into 681,849 Shares pursuant to its subscription to and backstop of the Rights Offering.

Pursuant to the terms of the Plan, SCOM IV received (i) 1,554 Shares and Warrants to purchase 21,088 Shares in exchange for the 37,502 Old Shares held by it, (ii) 308,611 Shares in exchange for the $866,000 in principal amount of Old Notes held by it, (iii) 4,336,226 Shares as consideration for its agreement to backstop the Rights Offering pursuant to the terms of the Commitment Agreement, and (iv) $660,002 principal amount of Convertible Notes initially convertible into 880,003 Shares pursuant to its subscription to and backstop of the Rights Offering.

Pursuant to the terms of the Plan, PFI received (i) 2,513,433 Shares in exchange for the $7,053,000 in principal amount of Old Notes held by it, and (ii) $3,590,612 principal amount of Convertible Notes initially convertible into 4,787,481 Shares pursuant to its subscription to the Rights Offering.

The foregoing descriptions of the Commitment Agreement and the Restructuring Support Agreement are qualified in their entirety by reference to the full text of the Commitment Agreement and the Restructuring Support Agreement filed with the Company’s Form 8-K, filed on October 8, 2009, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares and Warrants in exchange for Old Shares and Old Notes and in connection with the backstop of the Rights Offering as described in Item 3. The Old Shares and Old Notes were acquired for investment purposes. The Reporting Persons acquired the Convertible Notes for investment purposes. The Reporting Persons expect to conduct discussions from time to time with management of the Company, other stockholders of the Company or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Company.

In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including one or more transactions involving changes in the Company’s capital structure and/or the Company’s indebtedness. In connection with any such transactions or otherwise, the Reporting Persons may evaluate or discuss with the Company, other stockholders of the Company or other relevant parties the investment by the Reporting Persons of additional capital in the Company in exchange for equity or debt securities of the Company and potential board representation and/or corporate governance rights.

The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company, and may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares, the Warrants, the Convertible Notes or other securities of the Company. Whether the Reporting Persons propose or engage in any investment or other transaction

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involving the Company will depend upon their continuing assessments of pertinent factors, including, the Company’s business and prospects, other business investment opportunities available to the Reporting Persons, economic and market conditions, and opportunities and initiatives available to, or announced by, the Company. Accordingly, the Reporting Persons may change their present intentions at any time.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) The information set forth in Item 3 is hereby incorporated by reference for each Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4, and 5 of this Statement is incorporated in this Item 6 by reference.

In connection with the issuance of the Convertible Notes, on February 26, 2010 the Company entered into an Indenture (the “Indenture”) by and among the Company, certain Guarantors named therein, and Wilmington Trust FSB as Trustee. Under the terms of the Indenture, the Convertible Notes are senior unsecured obligations of the Company and rank pari passu in right of payment to any then-existing senior unsecured debt of the Company or any guarantor, and senior in right of payment to any current or future subordinated debt of the Company or of any guarantor. The obligations of the Company under the Indenture are guaranteed by each of the Company’s domestic subsidiaries. Interest on the Convertible Notes is payable semi-annually, in arrears, with the first six interest payments being paid-in-kind. In the aggregate, the Convertible Notes are initially convertible into 186,666,667 Shares, but contain an anti-dilution provision such that, among other things, the Convertible Notes will be convertible into 219,607,789 Shares if the Warrants are exercised. In addition, the number of shares into which the Convertible Notes may convert will increase as interest payments are paid-in-kind. The Convertible Notes are convertible at any time at the option of the holder thereof, in part or in whole.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), so long as any obligations under the Convertible Notes are outstanding pursuant to the Indenture and not discharged in full, the holders of the Convertible Notes shall be entitled to vote upon all matters upon which holders of any class or classes of common stock of the Company have the right to vote. The number of votes represented by each Convertible Note shall be equal to the largest number of whole shares of Common Stock (rounded down to the nearest whole share) into which such Convertible Note may be converted, in accordance with the Indenture, at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken.

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Pursuant to the Plan, each of the Funds other than PFI received Warrants in exchange for their Old Shares (as described in Item 3, above). Each Warrant may be exchanged for one Share at a price of $2.10 per Share, beginning on March 1, 2010, and continuing until the date two years after the Effective Date. The Warrants contain customary anti-dilution adjustments in the case of (i) stock splits, capital stock dividends, combinations and consolidations of common stock, (ii) reclassifications of stock, and (iii) mergers or consolidations.

Pursuant to the Plan, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), effective February 26, 2010, with holders of the Convertible Notes and certain entities that currently or may in the future hold Shares as a result of (i) exchange of Old Notes pursuant to the Plan, (ii) conversion of Convertible Notes into Shares or (iii) payment of the backstop fee pursuant to the Rights Offering (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, the Company agreed to file within 90 days after the Effective Date a shelf registration statement (the “Shelf Registration Statement”) with the Securities and Exchange Commission (the “SEC”), providing for the registration of Registrable Securities. The Company agreed to pay reasonable expenses incident to registration with the SEC of the Registrable Securities. Further, holders of Registrable Securities agreed to abide by a holdback period during the 7 days prior to and during the 90-day period following any underwritten offering of Registrable Securities. The holders of a majority of the Registrable Securities (the “Required Holders”) are entitled to request underwritten offerings of the Registrable Securities pursuant to the Shelf Registration Statement; provided, that the Company is not obligated to complete (i) more than two underwritten offerings during the Effective Period (as defined in the Registration Rights Agreement) and (ii) more than one underwritten offering in any 180-day period.

The foregoing descriptions of the Indenture, the Certificate of Incorporation, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the full text of each of the Indenture, the form of Warrant and the Registration Rights Agreement, respectively, filed with the Company’s Form 8-K, filed March 4, 2010, and which are incorporated herein by reference.

On February 26, 2010, Michael Bevacqua, a Managing Director of Sankaty Advisors, LLC, was appointed to the board of directors of the Company. The Reporting Persons disclaim their potential status as directors by deputization by virtue of Mr. Bevacqua’s position on the board of directors of the Company.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2010

Sankaty Credit Opportunities, L.P.
Sankaty Credit Opportunities II, L.P.
Sankaty Credit Opportunities III, L.P.
Sankaty Credit Opportunities IV, L.P.
Sankaty Credit Opportunities (Offshore Master) IV, L.P. Prospect Fund I, LLC

By:	/S/ JONATHAN LAVINE
Name:	Jonathan Lavine
Title:	Managing Director

Exhibit 1

JOINT ACQUISITION STATEMENT

Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuraccy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 12, 2010

Sankaty Credit Opportunities, L.P.
Sankaty Credit Opportunities II, L.P.
Sankaty Credit Opportunities III, L.P.
Sankaty Credit Opportunities IV, L.P.
Sankaty Credit Opportunities (Offshore Master) IV, L.P.
Prospect Fund I, LLC

By:	/S/ JONATHAN LAVINE
Name:	Jonathan Lavine
Title:	Managing Director